UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of October 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

Jacada Ltd. (“Jacada” or the “Company”) hereby reports that effective as of October 18, 2012, its ticker symbol has been changed from “JCDA” to “JCDAF.”

The ticker symbol change comes as a result of the previously-reported transfer of trading in Jacada’s ordinary shares from the NASDAQ Capital Market to the OTCQB Marketplace, which was effective as of that same day.   Companies such as Jacada typically receive an extra “F” at the end of their prior ticker symbol to denote their status as “foreign private issuers” under U.S. securities laws when trading in their securities is transferred to the over-the-counter market.

Outstanding share certificates representing shares of the Company's ordinary shares will not be affected by the ticker symbol change and will not need to be exchanged.

Following the transfer to the OTCQB Marketplace and the ticker symbol change, investors are able to view real-time stock quotes for JCDAF at www.otcmarkets.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	October 18, 2012